Exhibit 99.1

TEN, Ltd. 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr
Press Release November 26, 2024

TEN LTD. REPORTS PROFITS FOR THE NINE MONTHS AND THIRD

QUARTER ENDED SEPTEMBER 30, 2024 AND SETS DIVIDEND DATE

Net income of $157 million or $4.62 per share for 2024 nine months

50% higher dividend distributions from 2023 at $1.50 per common share in total

$0.90 to be paid in December 2024

30 vessels with new and extended charters at significantly higher rates - $1.8 Billion in

Fleet Forward Contracted Revenue

Dynamic growth and renewal – 21 vessels contracted/acquired within 2024

Efficient vessel management – 10% decrease in vessel operating expenses

TST operates first private naval academy in Greece

Healthy Market Fundamentals Continue

TEN named ‘’Tanker Operator of the Year” in November 2024

Athens, Greece – November 26, 2024 – TEN, Ltd (TEN) (NYSE: TEN) (the “Company”) today reported results (unaudited) for the nine months and third quarter ended September 30, 2024.

NINE MONTHS 2024 SUMMARY RESULTS

In the first nine months of 2024, with 11 vessels undergoing scheduled dry docking and three performing repositioning voyages, TEN’s fleet generated healthy gross revenues and operating income of $615.8 million and $236.1 million respectively, including $48.7 million in gains from vessel sales. This resulted in net income, for the first nine months of 2024, of $157.0 million, equating to $4.62 per common share.

Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the 2024 nine months reached $314.1 million, a $100.1 million increase from the 2024 six-month level.

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Fleet utilization, reflecting the fleet’s increased dry dockings and repositioning activity over the first nine months of 2024, was at 92.2% making the average TCE per ship per day settling at $33,390, a healthy and accretive level.

Vessel operating expenses were at $147.4 million for the nine months ended September 30, 2024, corresponding to the increase of the fleet, both in terms of the number of vessels and vessel sizes since September 30, 2023, however, due to efficient management and enhanced fleet modernity, vessel operating expenses on a per ship per day basis experienced a 3.3% decline from the 2023 nine-month level and settled at $9,306.

Depreciation and amortization combined experienced a slight increase, commensurate to both the higher number and larger size of vessels in the fleet and reached $118.4 million from $106.7 million in the 2023 same nine-months period.

During the first nine months of 2024, debt repayments amounted to $155.9 million while total debt and other financial liabilities reached $1.8 billion, in line with the growth the fleet experienced from the same nine-month period in 2023, against a book value of $3 billion.

Total finance costs for the first nine months of 2024 amounted to $87.4 million, mostly due to the continuing higher global interest rates and increased loans to support growth, compared to the 2023 equivalent period.

Vessel overhead cost per ship per day in the first nine months of 2024 followed the increase in the size of the vessels that entered the fleet during that period and settled at $1,741.

Cash reserves remained solid at $385.9 million as of September 30, 2024, $9.2 million higher from the December 31, 2023, level, after payments of $258 million for common and preferred dividends, growth capital and the repurchase of two vessel lease options.

Q3 2024 SUMMARY RESULTS

During the summer months of 2024, lower oil prices steered an upsurge in Chinese oil imports that facilitated stockpiling and acted as a catalyst for the recovery of tanker spot rates. This resurgence also reinvigorated demand for secondhand tonnage, reinforcing market dynamics and bolstering overall sector performance.

To this effect, TEN’s fleet, 43% of which operated under market-related contracts, generated over $200 million in revenue and achieved an operating income of $56.9 million in the third quarter of 2024, compared to $186.7 million and $53.0 million respectively for the same period in 2023.

The resulting net income of $26.5 million or $0.67 per common share largely reflected the higher depreciation costs assumed during the quarter due to the higher number and larger size of vessels in the fleet when compared to the 2023 third quarter.

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Adjusted EBITDA in the 2024 third quarter amounted to $100.1 million, from $91.6 million in the 2023 third quarter.

Depreciation and amortization combined were at $41.3 million, $5.0 million higher than the 2023 level, due to the increased size of fleet and number of vessels.

With three vessels undergoing scheduled dry dockings during this quarter, fleet utilization settled at 92.8%, which resulted in an average TCE per ship per day of $32,539, 3.8% higher the 2023 third quarter level.

Vessel operating expenses for the third quarter of 2024 were $49.1 million, $1.6 million lower than in the same period of 2023. On a per ship per day basis, these expenses experienced a 10% drop compared to the 2023 equivalent third quarter and settled at $9,188.

Interest and finance costs were $32.2 million during the third quarter of 2024 after new loans for vessel acquisitions and still elevated global interest rates.

DIVIDEND – COMMON SHARES

In line with the Company’s semi-annual dividend policy to holders of its common stock and following the July 2024 payment of $0.60, TEN, will pay a dividend of $0.90 per common share on December 20, 2024, to holders of record as of December 16, 2024, increasing the total payments made for fiscal 2024 to $1.50, 50% higher than the 2023 distribution. Since its listing on NYSE, TEN maintains an uninterrupted dividend distribution for both common and preferred shares, totaling $870 million.

STRATEGY & OUTLOOK

In an environment where new vessel supply is at its lowest point for 30 years, tanker market prospects look promising for the near future. This, in a backdrop of increasing global energy demand, allows companies with modern diversified fleets and versatile employment structures to capitalize on the increasing appetite of energy majors for long-term contracts at healthy and accretive rates. The absence of a clear direction on future environmental engine propulsion, coupled with longer ton miles, due to geopolitical events, add to the positive environment.

Our well-tested industrial shipping model places the Company in the forefront of those demands. With a strong balance sheet and ample liquidity, TEN offers environmentally friendly vessels to its client’s long-term requirements. The increased presence in the high-end dual-fuel LNG powered tanker sector is a testament to that.

With 21 new vessels, three of which DP2 shuttle tankers under construction on long-term contracts to significant energyusers, TEN’s long-standing presence in this high barriers to entry sector is further enhanced. Management continues to actively explore strategic opportunities, across all sectors in which it operates.

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In view of the above, and in line with our commitment to always maintaining a modern fleet, TEN will also explore divestment opportunities for its earlier generation vessels and in that way monetize the full value of the assets the current market environment is providing for.

Vessel employment strategies will continue to be flexible and versatile to safeguard the cash generating ability of the fleet while maintaining earnings visibility going forward.

“With a fleet of 74 vessels, 11 of which underwent scheduled dry dockings this year, thus far, the fleet performed well, setting high standards for operational excellence, fleet growth and shareholders rewards. The $1.50 per common share total dividend for 2024 is proof to that,” Mr. George Saroglou, President of TEN commented. “With healthy cash balances and committed growth, we remain confident that TEN will be at the forefront of growth and value investors going forward,” Mr. Saroglou concluded.

TEN’s CURRENT NEWBUILDING PROGRAM

#	Name	Type	Expected Delivery	Status	Employment
1	Athens 04	DP2 Shuttle Tanker	Q2 2025	Under Construction	Yes
2	Paris 24	DP2 Shuttle Tanker	Q2 2025	Under Construction	Yes
3	Anfield	DP2 Shuttle Tanker	Q3 2026	Under Construction	Yes
4	Dr Irene Tsakos	Suezmax – Scrubber Fitted	Q2 2025	Under Construction	Yes
5	Silia T	Suezmax – Scrubber Fitted	Q4 2025	Under Construction	Yes
6	TBN	MR – Scrubber Fitted	Q1 2026	Under Construction	Under Discussion
7	TBN	MR – Scrubber Fitted	Q1 2026	Under Construction	Under Discussion
8	TBN	Panamax LR1 – Scrubber Fitted	Q2 2027	Under Construction	Under Discussion
9	TBN	Panamax LR1 – Scrubber Fitted	Q3 2027	Under Construction	Under Discussion
10	TBN	Panamax LR1 – Scrubber Fitted	Q4 2027	Under Construction	Under Discussion
11	TBN	Panamax LR1 – Scrubber Fitted	Q3 2028	Under Construction	Under Discussion
12	TBN	Panamax LR1 – Scrubber Fitted	Q3 2028	Under Construction	Under Discussion

ABOUT TSAKOS ENERGY NAVIGATION

TEN, founded in 1993 and celebrating this year 31-years as a public company, is one of the first and most established public shipping companies in the world. TEN’s diversified energy fleet currently consists of 74 vessels, including three DP2 shuttle tankers, two scrubber-fitted suezmax vessels, two scrubber-fitted MR product tankers and five scrubber-fitted LR1 tankers under construction, consisting of a mix of crude tankers, product tankers and LNG carries, totaling 8.9 million dwt.

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ABOUT FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Conference Call Details:

As announced previously, today, Tuesday, November 26, 2024 at 10:00 a.m. Eastern Time, TEN will host a conference call to review the results as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management, may contain information beyond what is included in the earnings press release.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877-405-1226 (US Toll-Free Dial In) or +1 201-689-7823 (US and Standard International Dial In). Please quote “Tsakos” to the operator and/or conference ID 13750209. Click here for additional participant International Toll- Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Simultaneous Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.tenn.gr and click on Webcasts & Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

For further information, please contact:

Tsakos Energy Navigation Ltd.

George Saroglou, President & COO

+30210 94 07 710

gsaroglou@tenn.gr

Investor Relations / Media

Capital Link, Inc.

Nicolas Bornozis - Markella Kara

+212 661 7566

ten@capitallink.com

Visit our company website at: http://www.tenn.gr

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data

(In Thousands of U.S. Dollars, except share, per share and fleet data)

	Three months ended		Nine months ended
	September 30 (unaudited)		September 30 (unaudited)
	2024	2023	2024	2023
STATEMENT OF OPERATIONS DATA
Voyage revenues	$200,158	$186,659	$615,801	$669,325

Voyage expenses	35,059	34,260	118,482	119,050
Charter hire expense	3,503	6,079	14,611	18,601
Vessel operating expenses	49,088	50,670	147,416	145,613
Depreciation and amortization	41,335	36,298	118,356	106,701
General and administrative expenses	14,222	6,344	29,453	25,838
Gain on sale of vessels	—	—	(48,662)	(81,198)

Total expenses	143,207	133,651	379,656	334,605

Operating income	56,951	53,008	236,145	334,720

Interest and finance costs, net	(32,209)	(24,044)	(87,407)	(72,893)
Interest income	3,217	3,221	11,152	10,109
Other, net	46	154	120	(26)

Total other expenses, net	(28,946)	(20,669)	(76,135)	(62,810)

Net income	28,005	32,339	160,010	271,910
Less: Net income attributable to the noncontrolling interest	(1,465)	(1,110)	(3,051)	(3,490)

Net income attributable to Tsakos Energy Navigation Limited	$26,540	$31,229	$156,959	$268,420

Effect of preferred dividends	(6,750)	(6,750)	(20,250)	(23,434)
Undistributed income allocated to restricted stock participating securities	—	—	(481)	—
Deemed dividend on Series D preferred shares	—	—	—	(3,256)

Net income attributable to common stockholders of Tsakos Energy Navigation Limited	$19,790	$24,479	$136,228	$241,730

Earnings per share, basic	$0.67	$0.83	$4.62	$8.19
Earnings per share, diluted	$0.67	$0.83	$4.62	$8.19

Weighted average number of common shares, basic	29,505,603	29,505,603	29,505,603	29,505,603

Weighted average number of common shares, diluted	29,611,829	29,505,603	29,505,603	29,505,603

	September 30 2024	December 31 2023
BALANCE SHEET DATA
Cash	385,901	376,694
Other assets	175,852	236,800
Vessels, net	2,948,547	2,600,021
Advances for vessels under construction and acquisitions	203,103	150,575

Total assets	$3,713,403	$3,364,090

Debt and other financial liabilities, net of deferred finance costs	1,778,816	1,562,657
Other liabilities	186,218	148,786
Stockholders’ equity	1,748,369	1,652,647

Total liabilities and stockholders’ equity	$3,713,403	$3,364,090

		Three months ended September 30		Nine months ended September 30
		2024	2023	2024	2023
OTHER FINANCIAL DATA
Net cash provided by operating activities		$59,657	$44,573	$219,879	$303,075
Net used in investing activities		$(66,349)	$(90,866)	$(422,861)	$(53,841)
Net cash (used in) provided by financing activities		$(29,328)	$(94,296)	$172,189	$(165,168)
TCE per ship per day		$32,539	$31,349	$33,390	$37,262
Operating expenses per ship per day		$9,188	$10,174	$9,306	$9,620
Vessel overhead costs per ship per day		$2,493	$1,187	$1,741	$1,593

		11,681	11,361	11,047	11,213
FLEET DATA
Average number of vessels during period		62.0	58.1	61.8	59.4
Number of vessels at end of period		62.0	59.0	62.0	59.0
Average age of fleet at end of period	Years	10.0	10.6	10.0	10.6
Dwt at end of period (in thousands)		7,613	7,293	7,613	7,293
Time charter employment - fixed rate	Days	3,044	2,477	8,529	7,062
Time charter and pool employment - variable rate	Days	1,484	1,532	4,237	4,887
Period employment coa at market rates	Days	0	0	0	147
Spot voyage employment at market rates	Days	767	1,130	2,835	3,406

Total operating days		5,295	5,139	15,601	15,502
Total available days		5,704	5,346	16,921	16,218
Utilization		92.8%	96.1%	92.2%	95.6%

Non-GAAP Measures
Reconciliation of Net income to Adjusted EBITDA

		Three months ended September 30		Nine months ended September 30

		2024	2023	2024	2023
Net income attributable to Tsakos Energy Navigation Limited		$26,540	$31,229	$156,959	$268,420
Depreciation and amortization		41,335	36,298	118,356	106,701
Interest Expense		32,209	24,044	87,407	72,893
Gain on sale of vessels		—	—	(48,662)	(81,198)

Adjusted EBITDA		$100,084	$91,571	$314,060	$366,816

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP measures used within the financial community may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods as well as comparisons between the performance of Shipping Companies. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. We are using the following Non-GAAP measures:

(i) TCE which represents voyage revenue less voyage expenses is divided by the number of operating days less 108 days lost for the third quarter and 378 days for the nine-month of 2024 and 160 days for the prior year quarter of 2023 and 441 days for nine-month period of 2023, respectively, as a result of calculating revenue on a loading to discharge basis.

(ii) Vessel overhead costs are General & Administrative expenses, which also include Management fees, Stock compensation expense and Management incentive award.

(iii) Operating expenses per ship per day which exclude Management fees, General & Administrative expenses, Stock compensation expense and Management incentive award.

(iv) Adjusted EBITDA. See above for reconciliation to net income.

(v) Cash includes Restricted cash and Time deposits.

Non-GAAP financial measures should be viewed in addition to and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

The Company does not incur corporation tax.